March 11, 2025

Neil Maresky
Chief Executive Officer
Psyence Biomedical Ltd.
121 Richmond Street West, Suite 1300
Toronto, Ontario M5H 2K1

       Re: Psyence Biomedical Ltd.
           Registration Statement on Form F-3
           Filed March 4, 2025
           File No. 333-285542
Dear Neil Maresky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ari Edelman, Esq.